Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295)

JPMORGAN TRUST I

J.P. Morgan Municipal Bond Funds

JPMorgan National Municipal Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2024, as supplemented

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

J.P. Morgan Exchange-Traded Funds

JPMorgan Municipal ETF

Summary Prospectus, Prospectus and Statement of Additional Information dated July 1, 2024, as supplemented

(All Share Classes)

(each a “Fund” and collectively, the “Funds”)

Supplement dated May 2, 2025 to the Summary Prospectuses, Prospectuses and Statements

of Additional Information as dated above

At a meeting held on April 15, 2025, each of the Boards of Trustees of JPMorgan Trust I and J.P. Morgan Exchange-Traded Fund Trust (together, the “Board”) approved a proposed reorganization pursuant to which the JPMorgan National Municipal Income Fund (the “Target Fund”) would combine with the JPMorgan Municipal ETF (the “Acquiring Fund”). The Board also called a special meeting of shareholders of the Target Fund scheduled for July 30, 2025, at 277 Park Avenue, New York, NY 10172, at 11 a.m., Eastern Time. The Target Fund’s special meeting is referred to as the “Meeting.” The purpose of the Meeting is to seek shareholder approval for the reorganization of the Target Fund (the “Reorganization”). The Board, including all of the Independent Trustees (i.e., Trustees who are not “interested persons” of the Target Fund as that term is defined in the Investment Company Act of 1940, as amended), approved the proposed Reorganization and concurred that the proposed Reorganization is in the best interests of the Target Fund and the interests of existing shareholders of the Target Fund would not be diluted as a result of the Reorganization.

If the Reorganization is approved by shareholders, shareholders who hold their shares of the Target Fund through a brokerage account that can accept shares of an ETF will receive ETF shares of the Acquiring Fund equal in value to their investment in the Target Fund, including a cash payment in lieu of fractional shares of the Acquiring Fund, which cash payment may be taxable. As discussed further below, some shareholders may need to take additional action in order to receive shares of the Acquiring Fund in connection with the Reorganization. However, the Reorganization will not dilute the value of your investment.

SUP-JMUB-425-2

The Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation, a form of which will be included as Appendix A to the registration statement on Form N-14 to be filed with the Securities and Exchange Commission. The Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

JPMIM believes that the Reorganization will provide multiple benefits for investors of the Funds. Expenses of the Acquiring Fund are expected to be lower, and in many cases significantly lower, than the net expenses of each share class of the Target Fund. Other benefits of the ETF structure include additional trading flexibility, increased portfolio holdings transparency and potential enhanced tax efficiency.

The Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation (the “Plan”). The Reorganization is structured to be a tax-free reorganization under the Code. Accordingly, shareholders of the Target Fund generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of the Reorganization (except with respect to cash received as described below).

In connection with the Reorganization, shareholders of the Target Fund will receive ETF shares of the Acquiring Fund equal in value to the number of shares of the Target Fund they own, including a cash payment in lieu of fractional shares of the Acquiring Fund, which cash payment may be taxable.

Importantly, in order to receive shares of the Acquiring Fund as part of the Reorganization, Target Fund shareholders must hold their shares of the Target Fund through a brokerage account that can accept shares of an ETF (the Acquiring Fund). If Target Fund shareholders do not hold their shares of the Target Fund through that type of brokerage account, they will not receive shares of the Acquiring Fund as part of the Reorganization. For Target Fund shareholders that do not currently hold their shares of the Target Fund through a brokerage account that can hold shares of the Acquiring Fund, please see the Q&A that follows for additional actions that such Target Fund shareholders must take to receive shares of the Acquiring Fund as part of the Reorganization. No further action is required for Target Fund shareholders that hold shares of the Target Fund through a brokerage account that can hold shares of the Acquiring Fund.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganization in order to receive shares of the Acquiring Fund.

Q. What types of shareholder accounts can receive shares of the Acquiring Fund as part of the Reorganization?

A. If you hold your shares of the Target Fund in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of the Acquiring Fund in the Reorganization. No further action is required.

Q. What types of shareholder accounts cannot receive shares of the Acquiring Fund as part of the Reorganization?

A. The following account types cannot hold shares of ETFs:

Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

Non-Accommodating Retirement Accounts. If you hold your shares of the Target Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Target Fund to a different investment option prior to the Reorganization.

Fund Direct Accounts. If you hold your shares of the Target Fund in an account directly with the Target Fund at its transfer agent, SS&C GIDS, Inc. (formerly, DST Asset Manager Solutions, Inc.) (a “fund direct account”), you should transfer your shares of the Target Fund to a brokerage account that can accept shares of the Acquiring Fund prior to the Reorganization. For this purpose, a fund direct account includes a fund direct IRA. If you hold your shares of the Target Fund through a fund direct IRA and do not take action prior to the Reorganization, your Target Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the net asset value (“NAV”) of your Target Fund shares. You have a fund direct account if you receive quarterly account statements directly from the Target Fund and not from a third-party broker-dealer.

If you are unsure about the ability of your account to accept shares of the Acquiring Fund, please call 1-800-480-4111 or contact your financial advisor or other financial intermediary.

Q. How do I transfer my Target Fund shares from a fund direct account to a brokerage account that will accept Acquiring Fund shares?

A. Transferring your shares from a fund direct account to a brokerage account that can accept shares of the Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Target Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept shares of an ETF, such as the Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Target Fund. Your broker will require your account number with the Target Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q. How do I transfer my Target Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?

A. The broker where you hold your Target Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.  What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganization?

A. In order to receive shares of the Acquiring Fund as part of the Reorganization, you must hold your shares of the Target Fund through a brokerage account that can accept shares of an ETF (the Acquiring Fund) on the closing date of the Reorganization.

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Non-Accommodating Brokerage Accounts. If you hold your shares of the Target Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.

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Non-Accommodating Retirement Accounts. If you hold your shares of the Target Fund through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Target Fund to a different investment option prior to the Reorganization.

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Fund Direct Accounts. If you hold your shares of the Target Fund in a fund direct account, you should transfer your shares of the Target Fund to a brokerage account that can accept shares of the Acquiring Fund prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Target Fund shares.

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Fund Direct IRA. If you hold your shares of the Target Fund through a fund direct IRA and do not take action to transfer your investment in the Target Fund to a different investment option prior to the Reorganization, your Target Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the NAV of your Target Fund shares.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Please consult with your financial intermediary for more information on the impact that the Reorganization will have on you and your investments.

Q.  What if I do not want to own shares of the Acquiring Fund?

A.  If you do not want to receive shares of the Acquiring Fund in connection with the Reorganization, you can exchange your Target Fund shares for shares of another J.P. Morgan mutual fund that is not participating in the Reorganization or redeem your Target Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Target Fund shares will be a taxable event if you hold your shares in a taxable account.

In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders of the Target Fund unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF

ADDITIONAL INFORMATION FOR FUTURE REFERENCE